Exhibit a(1)

RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES OF INVENTRUST PROPERTIES CORP. TO COASTAL REALTY BUSINESS TRUST

March 10, 2017

If you are considering selling your shares of lnvenTrust Properties Corp. (“lnvenTrust”) to Coastal Realty Business Trust (“Coastal”), please read all the information below.

THE INVENTRUST BOARD OF DIRECTORS (THE “BOARD”) HAS REVIEWED THE TERMS OF THE OFFER. BASED ON THAT REVIEW THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF STOCK.

Rationales the Board Considered in Recommending Rejection of the Unsolicited Mini-Tender Offer from Coastal

•	The Board believes that the offer price is less than the current and potential long-term value of the shares of the Company.

•	If you sell, you will NO LONGER RECEIVE quarterly distributions or otherwise have any rights with respect to the shares that you sell.[1]

•	None of lnvenTrust’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to Coastal.

•	Coastal states that it has not made an independent appraisal of the shares or lnvenTrust’s properties, and is not qualified to appraise real estate.

•	Coastal acknowledges that in establishing the purchase price of $1.42 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with Coastal’s objectives.

•	Coastal states that it has applied a discount to the estimated per share value with the intention of making a profit and if the tender demand is above 10,000,000, pro ration (or only a portion) of each stockholders’ tender will be purchased.

•	Stockholders looking to liquidate should note that in recent transactions on the secondary market, according to an independent secondary market auction provider, sales of lnvenTrust stock on such provider’s platform have ranged from $1.75 to $2.17 per share over the last three months.

lnvenTrust encourages you to follow the Board’s recommendation and not tender your shares to Coastal. If you do tender your shares to Coastal, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to Coastal. Please consult your financial advisor or lnvenTrust’s Investor Services Department at 855-377-0510 with any questions.

Each stockholder must individually evaluate whether to tender his, her or its shares. The Board suggests stockholders carefully consider all the factors discussed in the mini-tender Offer to Purchase before deciding to participate. lnvenTrust has filed a Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) providing additional detail regarding the Board’s recommendation in response to Coastal’s offer. The Schedule 14D-9 is available on the lnvenTrust website and the SEC’s website at www.sec.gov.

1.	Distributions are not guaranteed, and distribution rates are subject to change.

lnvenTrust Properties Corp.

2809 Butterfield Road        Oak Brook, IL 60523        855.377.0510        www.inventrustproperties.com